                                                                       Exhibit 1

[HAVAS LOGO APPEARS HERE]

                                                     Paris, 13th February, 2003
Press release

                         HAVAS: 2002 REVENUE AND TRENDS

o EBIT/1/ margin rebound of more than one percentage point.
o Positive free-cash flow and reduction of net debt.
o (euro)1.6 billion of net New Business: ranked number one Communications Group in New Business/2/ as a percentage of revenue/3/
o Organic growth -5.8%.
o 2002 Revenue: -7.7% on a comparable exchange rate basis.

ANALYSIS OF PERFORMANCE
-----------------------

o In a challenging environment, which has affected the majority of the Company's operating regions (North America, Europe and Latin America), Havas recorded organic growth of -5.8%, due primarily to softening economic conditions in Europe and in Marketing Services in the fourth quarter.

o Despite these obstacles, the Group expects to achieve its goal of improving EBIT margin/1/ by more than one percentage point over the 10.4% margin in 2001.

o 2002 results also are expected to reflect a reduction in net debt due to:
  - Reduced working capital requirements
  - Stricter controls on investments, in terms of both capex and acquisitions.

The Group's positive free-cash flow generated and significant available cash should help Havas fulfill its commitments to "OCEANE" bondholders.

o With (euro)1.6 billion of net New Business/2/ in 2002, Havas was ranked number one by CSFB for net New Business as a percentage of revenue, with the following major wins:
  - Traditional advertising and media: Reckitt Benckiser and Yahoo worldwide; Dunlop, Coors, Prudential, Cadbury, Boston Markets, Bearing Point, Land's End and DHL regionally or locally
  - And in Marketing Services (70% of wins): Nestle Beverage worldwide; Citigroup, Barclays, Ikea, and Michelin regionally or locally

----------------
/1/ Before exceptionals
/2/ In traditional advertising
/3/ CSFB Report, Review of 2002: New Business Monitor, published on January
    14th 2003

                                          --------------------------------------
                                          New Business wins as a % of 2002 E
                                                        ad billings
     ---------------------------------------------------------------------------
     HAVAS                                                     8.5

     ---------------------------------------------------------------------------
     WPP                                                       7.0

     ---------------------------------------------------------------------------
     OMNICOM                                                   4.6

     ---------------------------------------------------------------------------
     INTERPUBLIC                                               3.5

     ---------------------------------------------------------------------------
     PUBLICIS                                                  1.5

     ---------------------------------------------------------------------------
     CORDIANT                                                -18.0

     ---------------------------------------------------------------------------

     Source: CSFB Report, Review of 2002: New Business Monitor, published on January 14th 2003.

o 2002 revenue is down -7.7% on a comparable exchange rate basis. Taking into account the exchange rate effect it is down -11.3%.

o    The split is as follows:

                                  2002 vs 2001

                          Analysis by geographical zone


                                     -----------------------------------------------------------------------
                                         Full Year Revenue         Variation at         Organic Growth
                                          ((euro)million)            Constant           (like for like)
                                                                   Exchange Rate
------------------------------------------------------------------------------------------------------------
Europe                                          976                     -7.9%                 -5.7%

------------------------------------------------------------------------------------------------------------
North America                                   868                     -8.8%                 -7.2%

------------------------------------------------------------------------------------------------------------
Asia-Pacific                                     76                      2.7%                  5.2%

------------------------------------------------------------------------------------------------------------
Latin America                                    67                      0.8%                  0.5%

------------------------------------------------------------------------------------------------------------
TOTAL                                         1,987                     -7.7%                 -5.8%

------------------------------------------------------------------------------------------------------------


                                  2002 vs 2001

                             Analysis by discipline



                                     -----------------------------------------------------------------------
                                              Revenue              Variation at         Organic Growth
                                          ((euro)million)            Constant           (like for like)
                                                                   Exchange Rate
------------------------------------------------------------------------------------------------------------

Traditional Advertising                         754                     -8.9%                 -6.6%
------------------------------------------------------------------------------------------------------------

Marketing Services / Media                    1,233                     -6.9%                 -5.3%
------------------------------------------------------------------------------------------------------------

TOTAL                                         1,987                     -7.7%                 -5.8%

------------------------------------------------------------------------------------------------------------


ANALYSIS OF Q4:
---------------

o Organic growth for the last quarter is down -6.7%, following organic growth of -5.9% for the third quarter 2002.


                               Q4 2002 vs Q4 2001

                          Analysis by geographical zone


                                            --------------------------------------------------------------------
                                                          Revenue                        Organic Growth
                                                           Q4-02                         Q4-02 vs Q4-01
                                                      ((euro)million)
----------------------------------------------------------------------------------------------------------------
Europe                                                      265                              -11.4%

----------------------------------------------------------------------------------------------------------------
North America                                               208                               -1.5%

----------------------------------------------------------------------------------------------------------------
Asia-Pacific                                                 26                                6.3%

----------------------------------------------------------------------------------------------------------------
Latin America                                                16                               -3.0%

----------------------------------------------------------------------------------------------------------------
TOTAL                                                       515                               -6.7%

----------------------------------------------------------------------------------------------------------------


                               Q4 2002 vs Q4 2001

                             Analysis by discipline


----------------------------------------------------------------------------------------------------------------
                                                          Revenue                        Organic Growth
                                                           Q4-02                         Q4-02 vs Q4-01
                                                      ((euro)million)
----------------------------------------------------------------------------------------------------------------
Traditional Advertising                                   206                              -0.2%

----------------------------------------------------------------------------------------------------------------
Marketing Services / Media                                309                              -10.4%

----------------------------------------------------------------------------------------------------------------
TOTAL                                                     515                              -6.7%

----------------------------------------------------------------------------------------------------------------

     Alain de Pouzilhac, Chairman and CEO of Havas, commented: "The Board of Directors will meet on March 5th to approve the accounts for 2002. We can already say that, over the course of a challenging year, our significant efforts to focus on the fundamentals - new business, the development of integrated communications with our existing clients, cross-fertilization across disciplines and divisions, as well as cost reductions, a cautious approach to acquisitions and a drive to generate free-cash flow have enabled us to continue to confirm a rebound in our profitability compared to 2001 and a reduction of our debt.


     The consolidation efforts undertaken in 2002 formed a foundation that is essential for positive growth in 2003, particularly as the global business environment remains difficult and surrounded by a great deal of uncertainty.

     We begin the new year with a sense of caution and confidence, reinforced by changes in management, the appointment of Bob Schmetterer as President and COO, the rise of a new generation of highly talented managers, whom we have promoted through Executive Committees, and various initiatives taken to make the Group even more competitive."

APPENDIX 1 - 2002 Organic Growth

                                                         (euro)M
                                                       -----------
[GRAPHIC REMOVED HERE]

1. 2001 Reported Revenue                                   2,241
2. FX impact (1)                                             (88)
                                                       -----------
3. 2001 restated at 2002 FX rates                          2,153
4. Impact of companies sold or closed                        (52)
5. Impact of changes in method (2)                           (46)
6. Impact of acquisitions (3)                                 55
                                                       -----------
7. 2001 revenue at constant currency and scope             2,110   100%
8. Reported revenue 2002                                   1,987
9. Organic revenue change                                   (123) -5.8%


Notes:

1. The negative impact of the variation of exchange rates on revenue is (euro) 88 million. Of this, the effect of the $ fluctuation is (euro) 51 million and that of the principal Latin American currencies is (euro) 24 million.

2. The changes in method are comprised of the following:


o  Change in scope                                              (10)
   2 companies in which Havas' stake has fallen to 40% and which have therefore been consolidated by the equity method.

o  Change in accounting method of revenue recognition of an     (36)
   American subsidiary of the Group, MSS, an industrial company specialized in inserts and direct sales.

3. The impact of acquisitions includes the ongoing effect of the acquisitions made in 2001, and a small contribution from those in 2002, which is essentially limited to Schmitter, a German media expert acquired to reinforce MPG's European presence.

APPENDIX 2 - New Business 2002

The main new business wins during 2002 were as follows:

Traditional Advertising:
------------------------

Global: Reckitt Benckiser, Yahoo

USA: Amgen, Land's End, McDonalds, Boston Market, Marshall Fields, I Bonds, GlaxoSmithKline Corporate, Teradata, Bearing Point (KPMG), Dunlop, Bermuda Tourism, Coors, Celebrity Cruises, Primeco, Boehringer,

Europe: Prudential, Nectar, Info NXX, Telecom Austria, Argos, Lacoste, Habitat,
        MAAF, Sephora, Swisscom, Statoil, BBVA, Boehringer

APAC: Suncorp Metway, State Bank of India, extension Peugeot & Cadbury, LG Electronics

LATAM:  Sony, BBVA, Ambev-Brahma, Campbell Soup


Marketing Services:
-------------------

USA: Citigroup, Nestle, Mattressfirm, Merck, Weekly Reader, Sprint, Imclone, Stanley Tools, Thomson Multimedia, Ikea, Saab, Wells Fargo, Bearing Point, Sara Lee, Royal Caribbean.

Europe: Automobile Association, Nokia, Michelin, Teacher Training Association,
        Peugeot, IBM, Barclays, Nortel, Family Products

LATAM:  Ambev-Brahma, Unilever, Banco Bilbao

Media:
------

USA:    Amgen, Johnson Products, Krystal Company, Bearing Point, Bermuda, Land's
        End

Europe: Francaise des Jeux, Canal+, EDF, Conduit Plc, Intercontinental, Caja
        Madrid, Cacique, Premier Brands

LATAM:  Ambev-Brahma, DHL, Banco Santander


The major losses are:

North America: Procter & Gamble, Canadian Tourism, Isuzu, Airtel.

Europe:         Belgacom, Walibi.

APAC:           Macquarie Bank

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is the world's sixth largest communications group*. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in over 65 countries through its networks of agencies located in more than 45 countries and contractual affiliations with agencies in over 20 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,700 people.
Further information about Havas is available on the company's website: www.havas.com

*Advertising Age Annual Agency Report ranking, April 22, 2002


Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization.


Contacts :                                       Simon Gillham
                                                 Tel : +33 (0) 1 41 34 39 73
                                                 Simon.gillham@havas.com
                                                 ------------------------

                                                 Virginia Jeanson
                                                  Tel : +33 (0) 1 41 34 42 27
                                                 Virginia.jeanson@havas.com
                                                 ---------------------------

                                                 Lawrence Cheung
                                                 Tel : +33 (0)1 41 34 45 29
                                                 Lawrence.cheung@havas.com
                                                 --------------------------

                                                 Alice Marouani
                                                 Tel : +33 (0)1 41 34 42 97
                                                 Alice.marouani@havas.com
                                                 ------------------------